NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES RENEWS NORMAL COURSE ISSUER BID

Brookfield News, November 10, 2016 — Brookfield Canada Office Properties (“BOX”) (TSX: BOX.UN; NYSE: BOXC) announced today that the Toronto Stock Exchange accepted a notice filed by BOX of its intention to renew its prior normal course issuer bid for a further one-year period. BOX stated that at times its trust units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring trust units represents a desirable use of available funds.

The notice provides that BOX may, during the twelve month period commencing November 14, 2016 and ending November 13, 2017, purchase on the Toronto Stock Exchange, the New York Stock Exchange and any alternative Canadian trading system, up to 1,581,302 trust units, representing approximately 10% of its public float. At November 1, 2016, BOX had 26,398,329 trust units and 67,088,022 Class B LP units (exchangeable on a one-for-one basis for trust units) issued and outstanding, and a public float of 15,813,029 trust units. Under the normal course issuer bid, BOX may purchase up to 6,431 trust units on the Toronto Stock Exchange during any trading day, which represents 25% of the average daily trading volume of 25,727 on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the trust units under the normal course issuer bid will be the market price at the time of purchase. The actual number of trust units to be purchased and the timing of such purchases will be determined by BOX, and all purchases of trust units will be effected through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and any alternative Canadian trading system. All trust units purchased by BOX under this bid will be promptly cancelled.

Under its prior normal course issuer bid that commenced on November 12, 2015 and expires on November 11, 2016, BOX purchased 30,915 trust units through open market purchases. The weighted average price that BOX paid per trust unit acquired under this bid was C$26.34.

From time to time, when BOX does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of trust units when BOX ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with BOX’s broker will be adopted in accordance with applicable Canadian securities laws. BOX will not have entered into any such plans by November 14, 2016.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Contact:
Sherif El-Azzazi

Manager, Investor Relations & Communications
Tel: (416) 359-8593
Email: sherif.elazzazi@brookfield.com